

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Qing Pan
Chief Financial Officer
Noah Holdings Limited
Building 2, 1687 Changyang Road
Shanghai 200090
People's Republic of China

      Re: Noah Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2021
           Filed April 6, 2022
           File No. 001-34936

Dear Qing Pan:

We have reviewed your September 28, 2022 response to our comment letter and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Form 20-F for the fiscal year ended December 31, 2021 filed April 6, 2022

Financial Information Related to the VIEs, page 10

1. We note your response to comment 3 and reissue the comment in part. With regard to disclosure regarding dividends or distributions that have been made by a subsidiary or consolidated VIE to the holding company, please revise to identify which entity or entities made such transfer(s), and the tax consequences to all entities involved in such transfer(s).

   Please contact Christopher Wall at 202-551-4162 or David Gessert at 202-551-2326 with any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Finance